NTS Innovations, Inc.



ANNUAL REPORT

385 Truck Haven RD

East Peoria , IL 61611

(309) 258-3326

https://ntsinnovations.com

This Annual Report is dated May 1, 2025.

BUSINESS

NTS Innovations, Inc. ("NTS" or the "Company") is a forward-thinking nanotechnology and semiconductor chip manufacturer, headquartered in East Peoria, Illinois.

Business Overview

NTS Innovations specializes in the design and manufacture of semiconductor and electronics hardware with a primary focus on its proprietary Nanoscale Energy Harvesting™ technology. This technology transforms nanoscale noise—such as thermal, radiation, vibrations, and radio frequencies—into usable energy, providing a continuous power supply without ongoing maintenance. The Company's advanced Graphene Energy Harvesting™ chips are aimed at augmenting or replacing traditional batteries in various consumer electronics.

Business Model

The Company plans to generate revenue through two primary channels:

Direct Sales: Selling physical semiconductor hardware.

Licensing: Granting licenses for its proprietary Nanoscale Energy Harvesting™ technology to other companies.

NTS Innovations targets a broad range of applications, including consumer electronics, wearables, medical devices, smart home technology, mobile services, and aerospace components. The Company's customers are primarily located in the United States.

Corporate Structure

The founding company, Meyer Enterprises, LLC, was founded in IL in 1997. NTS Innovations, Inc. has been at least a 73% owned subsidiary of Meyer Enterprises, LLC since 2015. The founding company specializes in the manufacture of innovative building products. The founding company provides NTS with skilled labor via a shared service agreement and operating capital via promissory notes.

NTS Innovations, Inc. is the parent company of Nu-Age Heating Systems, LLC, a wholly-owned subsidiary that has been operated under the Company since 2016. The subsidiary company is engaged in the research and development of nanotube-based heating systems. NTS is the guarantor on an SBA loan held by Nu-Age.

Corporate History

NanoTube Solutions, LLC: The original entity of the Company was organized as NanoTube Solutions, LLC, a limited liability company in Illinois on July 17, 2015. On March 29, 2019, the Company changed its name to NTS Innovations, LLC.

NTS Innovations, Inc. (FL): On January 7, 2021, NTS Innovations, LLC converted and redomiciled to a Florida corporation as NTS Innovations, Inc.

NTS Innovations, Inc. (DE): .On April 26, 2023, the Company redomiciled to a Delaware corporation as NTS Innovations, Inc.

Intellectual Property

NTS Innovations holds exclusive global licenses for its Nanoscale Energy Harvesting™ technology from the IP owner/licensor for the duration of the patents' duration. In addition to an initial license fee, NTS Innovations pays the licensor a running royalty of Net Sales, 25% of non-royalty sublicensing income, and an annual minimum annual royalty fee. This includes patents and other intellectual property rights that protect its proprietary methods for converting ambient energy into usable power. The Company's IP portfolio is central to its competitive edge in the semiconductor industry.

Previous Offerings

Name: Preferred Shares
Type of security sold: Equity
Final amount sold: $2,150,010.00
Number of Securities Sold: 721,480
Use of proceeds: General Operating Expenses
Date: September 01, 2021
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $3,000.00
Number of Securities Sold: 75,000
Use of proceeds: General Operating Expenses
Date: January 18, 2023
Offering exemption relied upon: Rule 701

Name: Common Stock
Type of security sold: Equity
Final amount sold: $6,500.00
Number of Securities Sold: 50,000
Use of proceeds: General Operating Expenses
Date: February 28, 2024
Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

The Company is currently operating on supplemental funding from its majority shareholder, Meyer Enterprises. We anticipate that in the absence of other fundraising or revenue, the Company could continue to operate for 1-2 years.

Foreseeable major expenses based on projections:

Major expenses will be employee salaries, research and development costs, and production costs.

Assuming a max raise amount of $1.25M NTS anticipated these upcoming major expenses in the next 1-2 years:

30% On Employees ($370,500)

35% on R&D ($426,075)

Future operational challenges:

Hiring skilled semiconductor talent may be difficult in the current highly competitive labor market.

Future challenges related to capital resources:

Minimum viable product release dates are highly subject to research and development success. Commercial availability (and therefore revenue) will be dependent on early prototype performance.

Future milestones and events:

NTS foresees the following key milestones in the next 1-2 years.

• Commercially manufacture key components for GEH product in 4Q24.

• Micro-PCB-based prototype 4Q24 consisting of commercially manufactured components assembled in a PCB structure. This will allow us to quickly prove out the integration of the components while continuing on the design of the fully integrated semiconductor commercial product.

• Commercial prototype 1Q25.

• Commercial sales mid-2025.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $21,346.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Busey Bank
Amount Owed:$202,692.29
Interest Rate: 10.75%
Maturity Date: March 20, 2028
Loans Payable - On March 20, 2018, the Nu-Age Heating Systems, LLC entered into a loan agreement with Busey Bank for $1,148,000 with an interest rate ranging from 8.5% to 10.75% and a maturity date of March 20, 2028. The Company is one of the guarantors of this loan. Meyer Enterprises LLC remains a guarantor as well. While the Company has assumed responsibility for paying the principal and interest, Meyer Enterprises' assets are held as collateral. The balance of this loan was $232,809 and $202,692.291 as of December 31, 2023 and 2024, respectively.

NTS Innovations also had sort term debt (accounts payable & other current liabilities) in the amount of $3,822,378.73 and $2,092,183.04 as of December 31, 2023 and 2024, respectively.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Donald Lee Meyer

Donald Lee Meyer's current primary role is with ISI Building Products / Meyer Enterprises. Donald Lee Meyer currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Board member
Dates of Service: January, 2018 - Present

Responsibilities: Founder and CEO of NTS Innovations. Development of Graphene Energy Harvesting technology. Salary: $20,833.33/month split with Julie Meyer. Equity compensation: None. Avg. weekly hours worked: 25

Other business experience in the past three years:

Employer: ISI Building Products / Meyer Enterprises
Title: CEO
Dates of Service: January, 1997 - Present
Responsibilities: CEO of ISI Building Products which is owned by Meyer Enterprises LLC, 25 hours per week.

Name: Ryan Isaac McCoy

Ryan Isaac McCoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: VP of Marketing and Customer Engagement
Dates of Service: May, 2019 - Present
Responsibilities: Responsible for NTS marketing activities and interfacing with customers and partners. Salary: $110,000 Equity compensation: Stock Options at discretion of board

Other business experience in the past three years:

Employer: ISI Building Products / Meyer Enterprises
Title: Marketing Manager
Dates of Service: April, 2005 - Present
Responsibilities: Oversee all promotional activities and lead the marketing team at ISI Building Products, 20-40 hours per week.

Name: Thomas Troy Buzzell

Thomas Troy Buzzell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member and acting COO
Dates of Service: January, 2021 - Present
Responsibilities: Engaging new investor and grant candidates. Primarily to share background of the company and answer any questions they might have before considering an investment or grant opportunity. Salary: $0 Equity compensation: 75,000 shares

Name: Julie Ann Meyer

Julie Ann Meyer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member and Principal Financial Officer
Dates of Service: January, 2018 - Present
Responsibilities: Board of Directors for the Company, overseeing the accounting. Salary: None Equity compensation: None

Other business experience in the past three years:

Employer: Meyer Enterprises LLC, ISI Building Products
Title: CFO
Dates of Service: January, 1997 - Present
Responsibilities: Oversee the Accounting and Financial activity, 20 hours per week.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Meyer Enterprises, LLC (Co-owned & Co-Managed by Don and Julie Meyer)
Amount and nature of Beneficial ownership: 75,000,000
Percent of class: 74.0

Title of class: Series A Preferred Stock
Stockholder Name: Meyer Enterprises, LLC (Co-owned & Co-Managed by Don and Julie Meyer)
Amount and nature of Beneficial ownership: 1,053,685
Percent of class: 74.0

RELATED PARTY TRANSACTIONS

Name of Entity: Busey Bank
Names of 20% owners: NTS Innovations and Meyer Enterprises LLC
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Loans Payable
Material Terms: Additionally, Nu-Age Heating Systems, LLC, which is 100% owned by the Company entered a loan agreement with Busey Bank on March 20, 2018, where the Company and Meyer Enterprises LLC are the guarantors, and the Company has assumed responsibility for paying the principal and interest. (See Note 5).

OUR SECURITIES

The company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,093,220 of Common Stock.

Common Stock

The amount of security authorized is 149,278,520 with a total of 101,018,216 outstanding.

Voting Rights

Common stockholders have voting rights and powers equal to preferred stockholders and vote together with preferred stockholders as a single class. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights:

Common stockholders are entitled to dividends only after all preferred stock dividends have been paid or declared and set apart.

If dividends are paid on common stock, an additional dividend is paid on all outstanding shares of preferred stock on an as-converted basis.

Liquidation Rights:

Upon liquidation, common stockholders receive the remaining assets after the preferred stockholders have received their liquidation preference.

The outstanding number includes

The total amount outstanding includes 401,600 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 4,473,400 shares to be issued pursuant to stock options, reserved but unissued.

Please see the Company's Certificate of Incorporation, attached to the Offering Memorandum as Exhibit F, for further information on the material rights of this class of securities.

Series A Preferred Stock

The amount of security authorized is 1,775,165 with a total of 1,775,165 outstanding.

Voting Rights

Preferred stockholders are entitled to vote with common stockholders as a single class, with the number of votes equal to the number of shares of common stock into which their preferred stock could be converted.

Material Rights

Dividend Rights:

Holders are entitled to non-cumulative cash dividends at 5% of the Original Series A Issue Price ($2.98 per share) per annum, in preference to common stockholders.

No dividends or distributions can be made on common stock until all preferred stock dividends are paid or declared.

Liquidation Preference:

Preferred stockholders receive the Series A Original Issue Price per share before any distribution to common stockholders.

If the available assets are insufficient, they are distributed ratably among the preferred stockholders.

Redemption:

Neither the preferred stock nor the common stock is redeemable by the holders.

Conversion Rights:

Optional Conversion: Each share of preferred stock is convertible into common stock at any time at the option of the holder.

Automatic Conversion: Shares automatically convert into common stock upon a qualified public offering or with the consent of the majority of preferred stockholders.

Adjustments: Conversion prices are subject to adjustments for stock dividends, splits, and certain dilutive issuances.

No Reissuance:

Preferred stock that is converted or acquired by the corporation shall be canceled and not reissued.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1,234,999.80 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our technology. Delays or cost overruns in the development of our technology and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Technological Feasibility and Scalability While NTS Innovations' proprietary Nanoscale Energy Harvesting™ technology shows promise, there is no guarantee that it will function as intended on a commercial scale. The technology may face unforeseen technical challenges or performance issues that could delay or prevent its successful market launch. Market Acceptance The success of NTS Innovations hinges on market acceptance of its new technology. Consumers and businesses may be reluctant to adopt this novel technology over traditional batteries or other established solutions, which could hinder the Company's growth and revenue potential. Intellectual Property Risks Although NTS Innovations holds exclusive global licenses for its technology, there is always a risk of intellectual property disputes. Competitors may challenge the validity of NTS Innovations' patents or develop similar technologies that circumvent the Company's intellectual property protections. Supply Chain Vulnerabilities The Company's reliance on advanced materials like graphene and other specialized components makes its supply chain susceptible to disruptions. Any issues in the availability or cost of these materials could adversely affect production and profitability. Regulatory and Compliance Challenges As NTS Innovations operates in the highly regulated semiconductor industry, it must navigate complex regulatory landscapes. Changes in regulations or failure to comply with existing laws could result in significant fines, operational delays, or even market withdrawal. High Competition from Established Players NTS Innovations faces competition from major industry players like Intel, AMD, and Texas Instruments. These companies have significantly more resources and established market positions, which could make it difficult for NTS Innovations to compete effectively. Dependence on Strategic Partnerships The Company's future success depends on forming and maintaining strategic partnerships, particularly with top IoT manufacturers and graphene foundries. Failure to secure or sustain these partnerships could impede product development and market entry. Funding and Capital Requirements NTS Innovations' roadmap includes significant milestones that require substantial capital. There is a risk that the Company may not secure sufficient funding, which could delay or halt product development and commercialization efforts. Economic and Market Conditions The broader economic environment can significantly impact the Company's operations. Economic downturns, fluctuations in consumer spending, or unfavorable market conditions could negatively affect sales and profitability. Operational Risks As a company in the late stages of R&D, NTS Innovations faces operational risks related to scaling up production, ensuring quality control, and managing logistics. Any operational hiccups could lead to delays, increased costs, or compromised product quality. Reliance on Key Personnel The success of NTS Innovations is heavily dependent on its ability to attract and retain highly skilled personnel in various roles. Losing key team members or failing to recruit qualified new employees could negatively impact the Company's progress and performance. IP/License Risk Factor: NTS has secured exclusive licenses from the University of Arkansas Technology Ventures. The licenses provide NTS with all fields of use exclusive global licenses to manufacture products that leverage Nanoscale Energy Harvesting technologies (including Graphene Energy Harvesting) and sub-license the technology to others. The licenses exist in perpetuity provided NTS meets commercial sale milestones (first commercial sale by 6/1/2025 for Licenses 1&2 and first commercial sale by 5/6/2026 for License 3). In exchange, NTS has agreed to pay a 4% royalty on all commercial sales for products it manufactures that contain the technology. If licensing to others, the royalty due is 25% of the collected license fees. NTS has also agreed to pay for patent costs. Risks include failure to meet commercial sales milestones and potential inability to litigate patent infringements due to a lack of resources. The Company's Chief Executive Officer currently has multiple roles. The Company's Chief Executive Officer, Donald Meyer, also serves as a CEO for the Company's parent, ISI Building Products / Meyer Enterprises, approximately 25 hours a week. While Donald has dedicated over 25 hours a week, treated the Company as his top priority during its initial startup development phase, and ensured other officers of the Company working full-time assist in daily management of the Company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2025.

NTS Innovations, Inc.

By   /s/ *Don Meyer*

      Name: NTS Innovations, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

NTS Innovations Inc
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
1020 · Checking - 8494 - NTS	86,336.95
Total Checking/Savings	86,336.95
Total Current Assets	86,336.95
Fixed Assets	
1560 · Equipment	26,248.88
Total Fixed Assets	26,248.88
Other Assets	
1715 · patents	1,035,323.77
1720 · Licenses	80,000.00
1725 · Trademarks	10,371.40
1810 · Organizational Costs	18,146.08
1950 · Loan Costs	17,597.94
Total Other Assets	1,161,439.19
TOTAL ASSETS	**1,274,025.02**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · NTS- Accounts Payable	666,378.82
Total Accounts Payable	666,378.82
Credit Cards	
2151 · Chase	3,941.22
2155 · Busey Credit Card Visa	3,318.88
2169 · Due to Meyer 2021-2024	2,344,185.00
Total Credit Cards	2,351,445.10
Other Current Liabilities	
2180 · Shared Services	798,391.20
2400 · Payroll Liabilities	
2401 · 941 Payable	-0.02
2402 · IL Withholding	5,952.36
2403 · FUTA Payable	21.00
2404 · SUTA Payable	44.29
2410 · AR SUTA	145.98
Total 2400 · Payroll Liabilities	6,163.61
Total Other Current Liabilities	804,554.81
Total Current Liabilities	3,822,378.73
Long Term Liabilities	
2700 · SBA Loan	251,709.39
Total Long Term Liabilities	251,709.39
Total Liabilities	4,074,088.12
Equity	
3050 · Capital Contributions	3,000.00
3060 · Preferred Stock	2,150,010.00
3061 · Common Stock	2,041,081.00
3062 · APIC	-1,293,360.00
3200 · Retained Earnings	-4,406,788.82
Net Income	-1,294,005.28

NTS Innovations Inc
Balance Sheet
As of December 31, 2023

	Dec 31, 23
Total Equity	-2,800,063.10
TOTAL LIABILITIES & EQUITY	**1,274,025.02**

NTS Innovations Inc
Balance Sheet
As of December 31, 2024

	Dec 31, 24
ASSETS	
Current Assets	
Checking/Savings	
1020 · Checking - 8494 - NTS	21,346.80
Total Checking/Savings	21,346.80
Total Current Assets	21,346.80
Fixed Assets	
1560 · Equipment	26,248.88
Total Fixed Assets	26,248.88
Other Assets	
1715 · patents	1,306,197.41
1720 · Licenses	80,000.00
1725 · Trademarks	11,521.40
1810 · Organizational Costs	18,146.08
1950 · Loan Costs	13,536.90
Total Other Assets	1,429,401.79
TOTAL ASSETS	**1,476,997.47**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · NTS- Accounts Payable	944,774.53
Total Accounts Payable	944,774.53
Credit Cards	
2151 · Chase	1,287.61
2155 · Busey Credit Card Visa	20,507.83
2169 · Due to Meyer 2021-2024	3,292,454.24
Total Credit Cards	3,314,249.68
Other Current Liabilities	
2180 · Shared Services	967,377.96
2400 · Payroll Liabilities	
2401 · 941 Payable	-1,331.77
2402 · IL Withholding	5,952.36
2403 · FUTA Payable	21.00
2404 · SUTA Payable	94.29
2409 · AR withholding	740.62
2410 · AR SUTA	285.98
Total 2400 · Payroll Liabilities	5,762.48
Total Other Current Liabilities	973,140.44
Total Current Liabilities	5,232,164.65
Long Term Liabilities	
2700 · SBA Loan	202,692.29
Total Long Term Liabilities	202,692.29
Total Liabilities	5,434,856.94
Equity	
3050 · Capital Contributions	9,500.00
3060 · Preferred Stock	2,150,010.00
3061 · Common Stock	2,041,081.00
3062 · APIC	-1,293,360.00
3200 · Retained Earnings	-5,700,794.10
Net Income	-1,164,296.37

NTS Innovations Inc
Balance Sheet
As of December 31, 2024

	Dec 31, 24
Total Equity	-3,957,859.47
TOTAL LIABILITIES & EQUITY	**1,476,997.47**

NTS Innovations Inc
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Expense	
6000 · Payroll Expenses	
6025 · Employee Benefits	14,257.05
6050 · Outside Services	191,405.75
6055 · Outside Services - GEH	150,164.02
6060 · Outside - Professional	249,999.96
6070 · Wages	191,442.29
6080 · Payroll Taxes	14,064.10
6000 · Payroll Expenses - Other	3,726.48
Total 6000 · Payroll Expenses	**815,059.65**
6300 · *Office Costs	
6205 · Rent Expense	48,860.87
6301 · Freight & Postage	458.38
6305 · Office Supplies	26,060.51
6310 · Small office equipment	13,135.92
6460 · Software	14,152.14
6300 · *Office Costs - Other	7,780.53
Total 6300 · *Office Costs	**110,448.35**
6400 · *Admin Costs	
6105 · Training Expenses	400.00
6404 · Management Fee	168,986.76
6406 · Bank Charges	660.04
6410 · penalties	107.79
6600 · Credit Card Fees	39.00
6400 · *Admin Costs - Other	1,644.84
Total 6400 · *Admin Costs	**171,838.43**
6490 · Professional Fees	
6405 · Legal Fees	1,527.50
6407 · Accounting	27,725.25
6490 · Professional Fees - Other	49,009.02
Total 6490 · Professional Fees	**78,261.77**
6500 · Travel Etc	
6401 · Travel	4,402.74
6402 · Meals/Ent.	697.59
6403 · Hotels	10,055.00
6501 · Marketing	7,184.00
Total 6500 · Travel Etc	**22,339.33**
6604 · Warehouse Expense	
6601 · Equipment Repair	36.42
6602 · Equipment Rental	18,017.66
6603 · Tools	2,467.70
6605 · Gas/Fuel	1,437.88
Total 6604 · Warehouse Expense	**21,959.66**
6700 · Product Development	**11,109.13**
Total Expense	**1,231,016.32**
Net Ordinary Income	**-1,231,016.32**
Other Income/Expense	
Other Income	
6900 · Interest Expense	-62,988.96
Total Other Income	**-62,988.96**
Net Other Income	**-62,988.96**

NTS Innovations Inc
Profit & Loss
January through December 2023

	Jan - Dec 23
Net Income	-1,294,005.28

NTS Innovations Inc
Profit & Loss
January through December 2024

	Jan - Dec 24
Ordinary Income/Expense	
Expense	
6000 · Payroll Expenses	
6025 · Employee Benefits	18,562.25
6050 · Outside Services	129,304.47
6055 · Outside Services - GEH	16,000.00
6060 · Outside - Professional	249,999.96
6070 · Wages	267,077.04
6080 · Payroll Taxes	20,672.39
6000 · Payroll Expenses - Other	5,426.82
Total 6000 · Payroll Expenses	707,042.93
6300 · *Office Costs	
6205 · Rent Expense	47,565.13
6301 · Freight & Postage	222.21
6305 · Office Supplies	12,318.44
6310 · Small office equipment	22,451.93
6460 · Software	36,434.68
6300 · *Office Costs - Other	10,540.80
Total 6300 · *Office Costs	129,533.19
6400 · *Admin Costs	
6404 · Management Fee	168,986.76
6406 · Bank Charges	355.12
6410 · penalties	200.00
6450 · Dues & Subscriptions	75.00
Total 6400 · *Admin Costs	169,616.88
6490 · Professional Fees	
6405 · Legal Fees	547.95
6407 · Accounting	29,482.20
6490 · Professional Fees - Other	58,280.63
Total 6490 · Professional Fees	88,310.78
6500 · Travel Etc	
6401 · Travel	1,449.69
6402 · Meals/Ent.	461.27
6501 · Marketing	6,071.03
Total 6500 · Travel Etc	7,981.99
6604 · Warehouse Expense	
6602 · Equipment Rental	25,860.93
6603 · Tools	2,052.07
6605 · Gas/Fuel	296.58
6606 · Vehicle Expense	10.00
Total 6604 · Warehouse Expense	28,219.58
6700 · Product Development	2,820.94
Total Expense	1,133,526.29
Net Ordinary Income	-1,133,526.29
Other Income/Expense	
Other Income	
6900 · Interest Expense	-30,770.08
Total Other Income	-30,770.08
Net Other Income	-30,770.08
Net Income	**-1,164,296.37**

NTS Innovations Inc
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-1,294,005.28
Adjustments to reconcile Net Income	
to net cash provided by operations:	
2000 · NTS- Accounts Payable	353,696.70
2151 · Chase	-35,091.47
2155 · Busey Credit Card Visa	-3,683.60
2169 · Due to Meyer 2021-2024	1,744,185.00
2180 · Shared Services	168,986.76
2401 · 941 Payable	-0.02
2403 · FUTA Payable	-21.00
2404 · SUTA Payable	-330.73
2409 · AR withholding	-811.92
Net cash provided by Operating Activities	932,924.44
INVESTING ACTIVITIES	
1560 · Equipment	-13,100.49
1715 · patents	-439,035.11
1725 · Trademarks	-575.00
1950 · Loan Costs	4,061.04
Net cash provided by Investing Activities	-448,649.56
FINANCING ACTIVITIES	
2700 · SBA Loan	-444,298.38
3050 · Capital Contributions	3,000.00
Net cash provided by Financing Activities	-441,298.38
Net cash increase for period	42,976.50
Cash at beginning of period	43,360.45
Cash at end of period	**86,336.95**

NTS Innovations Inc
Statement of Cash Flows
January through December 2024

	Jan - Dec 24
OPERATING ACTIVITIES	
Net Income	-1,164,296.37
Adjustments to reconcile Net Income	
to net cash provided by operations:	
2000 · NTS- Accounts Payable	278,395.71
2151 · Chase	-2,653.61
2155 · Busey Credit Card Visa	17,188.95
2169 · Due to Meyer 2021-2024	948,269.24
2180 · Shared Services	168,986.76
2401 · 941 Payable	-1,331.75
2404 · SUTA Payable	50.00
2409 · AR withholding	740.62
2410 · AR SUTA	140.00
Net cash provided by Operating Activities	245,489.55
INVESTING ACTIVITIES	
1715 · patents	-270,873.64
1725 · Trademarks	-1,150.00
1950 · Loan Costs	4,061.04
Net cash provided by Investing Activities	-267,962.60
FINANCING ACTIVITIES	
2700 · SBA Loan	-49,017.10
3050 · Capital Contributions	6,500.00
Net cash provided by Financing Activities	-42,517.10
Net cash increase for period	-64,990.15
Cash at beginning of period	86,336.95
Cash at end of period	**21,346.80**

AS OF 12/31/23	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised (USD)
Common Stock classes					
Common (CS) Stock	149,278,520	96,093,216		96,093,216	94.450%	$839,071.40
Common - Class B (CSB) Stock					0.000%	$0.00
Total Common Stock issued and outstanding				96,093,216	94.450%	$839,071.40
Preferred Stock classes					
Series A Preferred (PA) Stock	721,480	721,480		721,480	0.709%	$2,150,010.40
Total Preferred Stock issued and outstanding				721,480	0.709%	$2,150,010.40
Convertibles					
Convertible Notes (CN)						$0.00
Total Convertibles issued						$0.00
NTS Innovations, Inc. Stock Incentive Plan	5,000,000				
RSAs not purchased					0.000%
Options and RSUs issued and outstanding				451,600	0.444%
Shares available for issuance under the plan				4,473,400	4.397%
Totals				101,739,696	100.000%	$2,989,081.80

AS OF 12/31/24	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised (USD)
Common Stock classes					
Common (CS) Stock	149,278,520	96,143,216		96,143,216	93.531%	$845,571.40
Common - Class B (CSB) Stock					0.000%	$0.00
Total Common Stock issued and outstanding				96,143,216	93.531%	$845,571.40
Preferred Stock classes					
Series A Preferred (PA) Stock	1,775,165	1,775,165		1,775,165	1.727%	$5,289,992.01
Total Preferred Stock issued and outstanding				1,775,165	1.727%	$5,289,992.01
Convertibles					
Convertible Notes (CN)						$0.00
Total Convertibles issued						$0.00
NTS Innovations, Inc. Stock Incentive Plan	5,000,000				
RSAs not purchased					0.000%
Options and RSUs issued and outstanding				401,600	0.391%
Shares available for issuance under the plan				4,473,400	4.352%
Totals				102,793,381	100.000%	$6,135,563.41

NOTE 1 – NATURE OF OPERATIONS

NTS Innovation, Inc ("the Company") was originally established as NanoTube Solutions, LLC under the State of Illinois Limited Liability Company Act on July 17, 2015. It was later converted into a corporation in the State of Florida under Florida statutes on January 7, 2021. On April 26, 2023, it was converted to a State of Delaware corporation and has since been called NTS Innovation, Inc.

NTS Innovations specializes in the design and manufacture of semiconductor and electronics hardware with a primary focus on its proprietary Nanoscale Energy Harvesting™ technology. This technology transforms nanoscale noise—such as thermal, radiation, vibrations, and radio frequencies—into usable energy, providing a continuous power supply without ongoing maintenance. The Company's advanced Graphene Energy Harvesting™ chips are aimed at augmenting or replacing traditional batteries in various consumer electronics.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and December 31, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sale of chips, licensing, and services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Long Term Debt:

Creditor: Busey Bank
Amount Owed:$202,692.29
Interest Rate: 10.75%
Maturity Date: March 20, 2028
Loans Payable - On March 20, 2018, the Nu-Age Heating Systems, LLC entered into a loan agreement with Busey Bank for $1,148,000 with an interest rate ranging from 8.5% to 10.75% and a maturity date of March 20, 2028. The Company is one of the guarantors of this loan. Meyer Enterprises LLC remains a guarantor as well. While the Company has assumed responsibility for paying the principal and interest, Meyer Enterprises' assets are held as collateral. The balance of this loan was $232,809 and $202,692.29 as of December 31, 2023 and 2024, respectively.

Short Term Debt:

NTS Innovations also had sort term debt (accounts payable & other current liabilities) in the amount of $3,822,378.73 and $2,092,183.04 as of December 31, 2023 and 2024, respectively.

On Oct. 29th, 2024 Meyer Enterprises entered into an agreement to convert $3,139,981.61 of notes payable balance into NTS equity (1,053,685 Series A Preferred Shares @ $2.98/each). A journal entry is planned to reflect this change, reducing the notes payable balance from $3,292,454.24 to $152,472.63 and reducing total short term debt from $5,232,164.65 to $2,092,183.04 as of December 31, 2024 (See Note 6).

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized 149,278,520 of common shares with a par value of $0.0001 per share. As of December 31, 2023 and 2024, 96,093,216 shares and 96,143,216 shares were issued and outstanding, respectively.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,775,165 of preferred shares with a par value of $0.0001 per share.
As of December 31, 2023 and 2024, 721,480 shares and 1,775,165 shares were issued and outstanding, respectively.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of preferred stock are entitled to receive cash dividends at the rate of 5% when and if declared by the Board of Directors. Such dividends will be payable pro rate among holders of Preferred Stock on a pari passu basis and only when declared by the Board of Directors and shall be non-cumulative.

Redemption: The preferred stock shall not be redeemable by the holders of such shares.

Conversion: Preferred shareholders have the right to convert shares into common stock at the discretion of the shareholder or automatically in change of control events. The conversion price of the preferred stock shall initially be $2.98 per share.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, disclosure of related party transactions. "Related Party Disclosures," for the identification of related parties and The Company has a related party payable with Meyer Enterprises, LLC., the majority holder of 75,000,000 Class F common shares and 1,053,685 Preferred Shares in the Company, and DJ Sunset, owned by Donald Meyer, Chief Executive Officer of the Company. The related party payable is derived from shared services. The shared services included Meyer Enterprises LLC and DJ Sunset providing its skilled key personnel to NTS to support day to day operations and other efforts. The balance of the related party payable was $1,054,554.77 in 2023 and $1,217,377.92 in 2024. These payables funded transactions related to shared and professional services. Meyer Enterprises has also provided operating capital for NTS for the past two years, which have accrued in the form of promissory notes. The balance of the notes payable - related party was $2,344,185.00 in 2023 and $3,292,454.24 in 2024.

On Oct. 29th, 2024 Meyer Enterprises entered into an agreement to convert $3,139,981.61 of the notes payable balance into NTS equity (1,053,685 Series A Preferred Shares @ $2.98/each). A journal entry is planned to reflect this change, reducing the notes payable balance from $3,292,454.24 to $152,472.63 as of 12/31/24.

Additionally, Nu-Age Heating Systems, LLC, which is 100% owned by the Company entered a loan agreement with Busey Bank on March 20, 2018, where the Company and Meyer Enterprises LLC are the guarantors, and the Company has assumed responsibility for paying the principal and interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through April 28, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Don Meyer, the CEO of NTS Innovations, Inc. hereby certify that the financial statements of NTS Innovations, Inc. and notes thereto for the periods ending 12/31/2023 and 12/31/2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

NTS Innovations, Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/28/25

_____

CEO – NTS Innovations, Inc.

4/28/25

CERTIFICATION

I, Don Meyer, Principal Executive Officer of NTS Innovations, Inc., hereby certify that the financial statements of NTS Innovations, Inc. included in this Report are true and complete in all material respects.

Don Meyer

CEO